EXHIBIT 99.1

News Release dated February 9, 2017, Suncor Energy announces Board chair James W. Simpson retirement, appointment of Michael Wilson as incoming chair

News Release

Suncor Energy announces Board chair James W. Simpson retirement, appointment of Michael Wilson as incoming chair

Calgary, Alberta (Feb. 9, 2016) – Suncor today announced the retirement of James (Jim) W. Simpson, chair of the company’s board of directors.  His retirement will take effect at the conclusion of Suncor’s annual general meeting on April 27, 2017, when Michael Wilson, a current member of the board and its governance and human resources and compensation committees, will become chair.

Mr. Simpson joined Suncor’s board of directors in 2009 after the merger, having served previously as a director of the Petro-Canada board.  He was appointed chair of Suncor’s board in 2014 prior to which he was the chair of Suncor’s human resources and compensation committee.  He is the past president of Chevron Canada Resources, and served as chair of the Canadian Association of Petroleum Producers and as vice chair of the Canadian Association of the World Petroleum Congress. He is an active member of the Institute of Corporate Directors, serving as a member of the advisory council of its Calgary chapter.

“Jim’s impact on Suncor has been considerable,” said Steve Williams, president and chief executive officer. “As chair, he’s helped Suncor successfully employ strategies to ensure that Suncor continued to deliver shareholder value despite an extremely challenging environment, which has set us apart from our peers.  We’ve appreciated his strong focus on governance, his strategic long-term view and commitment to increasing board diversity. We value his collaborative, solutions-oriented approach, which he consistently demonstrates by seeking out perspectives, considering alternatives, and focusing on shareholder and stakeholder interests.”

“We’re pleased to welcome Michael Wilson as our new board chair,” continued Williams. “We look forward to working with him, as he leverages his corporate and Suncor board experience to ensure Suncor delivers on its business strategy.   His deep roots in the province of Alberta, as well as his extensive experience as a Canadian business executive will serve him well in this role.”

Mr. Wilson was appointed to Suncor’s board of directors in February 2014.  He is former president and chief executive officer of Agrium Inc., and previously served as its executive vice president and chief operating officer before being appointed to his most recent role in 2003. His extensive experience in the petrochemical industry includes service as president of Methanex Corporation and various positions with increasing responsibility in North America and Asia with Dow Chemical Company.

For Mr. Wilson’s full biography as well as further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: suncor.com

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

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Suncor Energy

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media@suncor.com

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800-558-9071

invest@suncor.com